[COMPANY LETTER HEAD GRAPHIC OMITTED]


April 6, 2005

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
United State Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:  March 15, 2005 Fax to Larrea Biosciences Corporation.

Dear Ms. Jenkins:

This letter is in response to your fax dated March 15, 2005. Since the new management has taken over the operations of the Company in November 2004 it was been actively engaged in reviewing the historical accounting and operational records of the Company and making procedural modifications and adjustments to the operational processes if necessary to maintain the accurate reporting of the results and activities of the Company. Our review of the historical activities and the current procedures in place will be on-going as the Company continues to digest its acquired companies and expand it operation. The Company issued a press release regarding the financial statement valuation changes regarding the acquisitions and the patent valuations in addition to making the amended filings.

As you suggested we have followed the point by point format in your fax to facilitate your review.

Form 10-KSB for the year ended April 30. 2004

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

1. We noted the Company changed accountants on June 21, 2004 from Anderson Accounting to LDMB Advisors, Inc. Upon review of Form 8-K filed February 3, 2004, we noted a change of accountants from Sellers & Andersen LLC to Madsen and Associates. Please file a Form 8-K disclosing the change of accountants from Madsen and Associates to Andersen Accounting.
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April 6, 2005 Response to SEC Filings Review Fax

Response: We reviewed the files of the predecessor management team and attempted to make contact with Rex Anderson, the CPA who handled the accounting work for Sonic Media, Inc. . Mr. Anderson was engaged on behalf of Sonic Media , Inc. both as part of Sellers and Anderson and later as part of Madsen and Associates, CPA, Inc.. Mr. Anderson continues to be nonresponsive after multiple attempts by telephone and in writing and Madsen and Associates has acknowledged that it was Mr. Anderson who performed the work on Sonic Media, Inc. as part of their firm. While we are continuing to investigate the statement regarding Anderson Accounting we feel Mr. Anderson performed the services as part of Madsen & Associates and there was not an Anderson Accounting acting independently. In discussions with our current auditors they stated that they took over directly from Madsen and Associates, CPAs, Inc. and they were unaware of any activity by an Anderson Accounting. Based on our review, this statement referred to Mr. Anderson as part of Madsen and Associates and not as an independent firm called Anderson Accounting. We are continuing our attempts to contact Mr. Anderson to confirm with him the statements of our other auditors, if he provides information indicating there was an additional change we will follow-up with a new 8-K.

2. Please file Form 8-K to disclose the change of accountants to LDMB Advisors, Inc., with particular attention to requirements under Item 4.01 and Exhibit 16.

Response: The 8-K noting the change in auditors from Madsen and Associates, CPA, Inc. to LDMB Advisors, Inc. was filed, March 28, 2005.

Form 8-K filed April 9. 2004

3. Please file the pre-merger financial statements of Global Botanics International, Inc. for the periods required by Item 310(c) of Regulation S-B in an amendment to Form 8-K. Note these financial statements were to be filed within 75 days after the acquisition. See Item 9.01 of Form 8-K.

Response: The above Form 8-K has been amended and refiled March 29, 2005 to include the pre-merger financial statements of Global Botanics International.


Form 1Q-QSB for the quarter ended July 31, 2004 Item 2, Changes in Securities

4.    Please explain supplementally the purpose of the following disclosure:
      "Dave you need to give me the following details re: the cash raised."

Response: The language was inadvertently left in the document from a previous draft. The above Form 10-QSB was amended and refiled March 28, 2005 with that line deleted.


Form 8-K filed September 21,  2004

5. Please amend this filing to include the pre-merger financial statements of LarreaRx, Inc. and other information prescribed by Items 310(c) and (d) of Regulation S-B or explain to us why such information is not required.

Response: The pre-merger financial statements of LarreaRx, Inc. were not audited by the opredecessor management team prior to or following the acquisition. After conferring with our auditors regarding the requirements of the above request we have undertaken an audit of the pre-merger LarreaRx, Inc. financials and will file that upon completion of the project.

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April 6, 2005 Response to SEC Filings Review Fax

Form 10-QSB for the quarter ended October 31. 2QQ4 Financial Statement Footnotes


6. Explain to us supplementally the basis for reporting the approximately $5.4 million in patents and revise to provide footnote disclosure of the related accounting policies. Refer to SAB Topic 5G and tell us whether the patents have been recorded at the historical cost basis to the company controlled by a director.

Response: The Form 10-QSB filing for the period ending January 31, 005 has been filed incorporating the changes requested in item 6 above. This Form 10-QSB was filed April 4, 2005 and the Form 10-QSB for October 31, 2004 was amended and was refiled April 6, 2005 with the historical cost of the patents reported at $ 34,500.00. This value was provided from the original holder of the patents, Larreacorp, Inc..

7. On August 31, 2004, the company issued 3,500,000 shares of common stock to the shareholders of Global Botanies, Inc. in exchange for all of the outstanding shares of Global. Prior to the transaction, Sonic Media was a non-operating public shell corporation with nominal net assets. This transaction appears to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by a private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible asset should be recorded. Because Global is essentially the acquirer for accounting purposes, the accumulated deficit of the company after the transaction should equal the accumulated deficit of Global, adjusted, for any transaction costs. The accumulated deficit of Sonic Media at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital. The financial statements for periods prior to the merger should be those of Global. Please revise the financial statements accordingly and provide appropriate footnote disclosure describing the transaction and the related accounting treatment.

Response: The Form 10-QSB filing for the period ending January 31, 2005 has been filed incorporating the changes requested in item 7 above. The Form 10-QSB for October 31, 2004 was amended and refiled to include the revised footnote, which has been changed to comply with the above recommendation.

8. Based on the guidance in SAB Topic 5G and paragraph D12 of SFAS 141, it appears the acquisition of LarreaRx, Inc. in September 2004 should be valued at historical cost basis. Please revise the financial statements and footnotes as necessary.

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April 6, 2005 Response to SEC Filings Review Fax

Response: The Form 10-QSB has been amended and refiled to include the revised footnote, which has been changed to comply with the above recommendation.


9. Please revise the disclosure in Note 4, Stock Transactions to clarify the number of options exercised and corresponding shares issued, if any.

Response: None of the options granted have been exercised. The Form 10-QSB has been amended and refiled April 6, 2005 and includes the consolidated statement of shareholders' equity.


10. Please revise the footnotes to include related party disclosures surrounding the $92,394 in advances from related parties presented on the balance sheet, Refer to SFAS 57, Related Party Disclosures for guidance.

Response: The Form 10-QSB has been amended and refiled April 6, 2005 and includes the revised footnote, which has been changed to comply with the above recommendation.


11, Please revise the footnotes to include the terms and conditions (e.g. interest rate, balance outstanding at October 31, 2004) of the line of credit provided by A&S Holdings Management.

Response: The Form 10-QSB has been amended and refiled April 6, 2005. The lender for the one million dollar line of credit is SMI RE, Inc.. This has been included in the revised footnote, which provides the terms and conditions of the line of credit to comply with the above request.


12. We noted the statement of stockholders' equity and statement of cash flows presented 2,701,640 shares, valued at $1,458,856, issued as consideration for LarreaRx. Note 1 discloses the acquisition of LarreaRx during the period for 2,892,271 shares. Please explain and revise, if necessary,

Response: In response to the above recommendations the numbers in Item 12 havechanged significantly and the new numbers have been reflected in the amended Form 10-QSB filed April 6, 2005 and includes the revised footnote, which has been changed to comply with the recommendations in the fax.


13. We noted a working capital deficit of $1,688,389 at October 31, 2004 disclosed in Note 1. Please provide a supplemental schedule showing the calculation of this amount based on "balance sheet amounts presented,

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April 6, 2005 Response to SEC Filings Review Fax

Response: The Form 10-QSB has been amended and refiled April 6, 2005, as a result of amendments resulting from changes in this fax these numbers have changed and these changes are reflected in the amended 10-QSB.


14. Please revise the footnotes to disclose the nature and circumstances surrounding the deferred income tax liability of $1,697,537 presented on the balance sheet,

Response: As a result of these and other requested changes the Form 10-QSB has been amended and refiled April 6, 2005 and includes the revised numbers attributable to the deferred income tax liability.

15. Please revise the footnotes to disclose the nature and circumstances surrounding the $200,000 loss on debt settlement presented on the income statement. Explain to us supplementally management's basis for the accounting treatment Extinguishment transactions between related entities maybe capital transactions, See note 1 to paragraph 20 of APB Opinion No. 26.

Response: The Form 10-QSB has been amended and refiled April 6, 2005 and includes the revised footnote, which has been changed to comply with the above recommendation. Additionally, the changes to the reporting the values related to treatment as a reverse merger and the use of the Global Botanics financial statements as the financials for the company has resulted in a different treatment of the above item which is reflected in the amended filing.

Management's Discussion and Analysis or Plan of Operation

16. Please expand the discussion of Critical Accounting Policies to include the Company's revenue recognition policies. This discussion should address each of the four criteria described in SAB 104. Disclose significant contract terms and conditions., including any customer acceptance provisions and other post-delivery obligations and the related accounting policies.

Response: The Form 10-QSB has been amended and refiled April 6, 2005 and includes the expanded explanation regarding the recognition of revenue to comply with the above recommendation.

Larrea sells its dietary supplement products through two different sales channels. It sells its Shegoi brand line of products through a direct marketing organization which distributes the products through individual distributors. Larrea sells it LarreaRx brand products through wholesale distributors where it delivers product in quantity at wholesale prices to brokers and other commercial distributors which distribute and sell the product to retailers.

      1. Larrea recognizes revenues from sales through its direct marketing organization on the shipment of the product. Sales are initiated by the customer either through accessing an on-line E-commerce site or by contacting the Company on a toll-free number. The E-commerce site or the representative handling the telephone inquiry will provide the customer with product information, pricing, including shipping and the terms of the sale. Prior to shipping all orders are prepaid either by check, money order or credit card. The customer can return the product unopened, if its condition is not satisfactory or they change their mind after placing the order and a reasonable provision has been made for returns and allowances.

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      2.    Larrea recognizes revenue from sales to its wholesale distributors on shipment of the product. Prior to a shipment the customer will either pre-pay for the order or will have established discounts on the purchase price and credit terms from the Company. Sales through its wholesale distributors are subject to minimum quantities, volume based discounts and other resale restrictions. There is a provision for a reasonable allowance due to breakage and damage in shipment.

Although Larrea has no immediate plans to alter its sales channels or significantly change the contents of its packs, products or its shipping methods, any such changes in the future could result in revenue deferrals or could cause Larrea to recognize any deferred revenue over a longer period of time.

Further in support of this response I acknowledge as a certifying officer of Larrea BioSciences Corporation, I am responsible for the adequacy and accuracy of the disclosures in the filing.

I acknowledge that staff comments or disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the filing and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



Peter P. Smetek, Jr.
Chief Executive Officer


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